Mail Stop 3561

February 6, 2009

Mr. Carmine Catizone
President and Chief Executive Officer
Creative Beauty Supply of New Jersey Corporation
380 Totowa Road
Totowa, NJ 07512

>   **Re: Creative Beauty Supply of New Jersey Corporation**
>   **Form 10-KSB for the Fiscal Year Ended**
>   **December 31, 2007**
>   **File No. 000-50773**

Dear Mr. Catizone:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services